Exhibit 99.1

WNS Announces Fiscal 2021 Fourth Quarter and Full Year Earnings,

Provides Guidance for Fiscal 2022

NEW YORK, NY and MUMBAI, INDIA, April 22, 2021 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) solutions, today announced results for the fiscal 2021 fourth quarter and full year ended March 31, 2021.

Highlights – Fiscal 2021 Fourth Quarter:

GAAP Financials

•  Revenue of $243.9 million, down 1.8% from $248.3 million in Q4 of last year and up 2.3% from $238.4 million last quarter

•  Profit of $27.5 million, compared to $29.5 million in Q4 of last year and $31.0 million last quarter

•  Diluted earnings per ADS of $0.53, compared to $0.57 in Q4 of last year and $0.60 last quarter

Non-GAAP Financial Measures*

•  Revenue less repair payments of $228.3 million, down 3.2% from $235.8 million in Q4 of last year and up 1.7% from $224.5 million last quarter

•  Adjusted Net Income (ANI) of $36.7 million, compared to $42.4 million in Q4 of last year and $41.0 million last quarter

•  Adjusted diluted earnings per ADS of $0.71, compared to $0.82 in Q4 of last year and $0.79 last quarter

Other Metrics

•  Added 9 new clients in the quarter, expanded 27 existing relationships

•  Days sales outstanding (DSO) at 30 days

•  Global headcount of 43,997 as of March 31, 2021

Highlights – Fiscal 2021 Full Year:

GAAP Financials

•  Revenue of $912.6 million, down 1.7% from $928.3 million in fiscal 2020

•  Profit of $102.6 million, compared to $116.8 million in fiscal 2020

•  Diluted earnings per ADS of $1.97, compared to $2.24 in fiscal 2020

Non-GAAP Financial Measures*

•  Revenue less repair payments of $868.7 million, down 3.1% from $896.2 million in fiscal 2020

•  Adjusted Net Income (ANI) of $141.7 million, compared to $161.4 million in fiscal 2020

•  Adjusted diluted earnings per ADS of $2.72, compared to $3.10 in fiscal 2020

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the fourth quarter was $243.9 million, representing a 1.8% decrease versus Q4 of last year and a 2.3% increase from the previous quarter. Revenue less repair payments* in the fourth quarter was $228.3 million, a decrease of 3.2% year-over-year and an increase of 1.7% sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal fourth quarter was down 6.0% versus Q4 of last year and up 0.3% sequentially. Year-over-year, fiscal Q4 revenue was adversely impacted by the COVID-19 pandemic including lower volume requirements from certain clients and service delivery constraints resulting from the transition to a “work from home” delivery model. These headwinds more than offset the year-over-year revenue growth driven by new client additions, the expansion of existing relationships, and currency movements net of hedging. Sequentially, revenue improvement was driven by broad-based revenue growth and currency movements net of hedging, which more than offset a reduction in short-term revenue.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Profit in the fiscal fourth quarter was $27.5 million, as compared to $29.5 million in Q4 of last year and $31.0 million in the previous quarter. Year-over-year, profit reduced as a result of lower revenue driven by pandemic-related pressures and reduced high margin short-term revenue. Additional profit reductions included business continuity costs, higher share-based compensation expense, and a higher effective tax rate driven by the geographic mix of profit. These headwinds were partially offset by a non-recurring $4.1 million charge for goodwill impairment taken in the fourth quarter of fiscal 2020, reductions in travel, facility-related and discretionary expenditures associated with the COVID pandemic, and favorable currency movements net of hedging. Sequentially, Q4 profit decreased as a result of reduced high margin short-term revenue, increased facility-related expenses, and additional compensation costs including hiring in advance of revenue and employee promotions. These headwinds were partially offset by increased revenue, a non-recurring benefit of $0.8 million for interest income associated with a tax refund, and favorable currency movements net of hedging.

Adjusted net income (ANI)* in Q4 was $36.7 million, as compared to $42.4 million in Q4 of last year and $41.0 million in the previous quarter. Explanations for the ANI* movements on a year-over-year and sequential basis are the same as described for GAAP profit above with the exception of goodwill impairment, amortization of intangible expenses, share-based compensation costs and associated tax impacts, which are excluded from ANI*.

From a balance sheet perspective, WNS ended Q4 with $395.2 million in cash and investments and $16.7 million of debt. In the fourth quarter, the company generated $75.6 million in cash from operations, incurred $5.6 million in capital expenditures, and made scheduled debt payments of $8.4 million. WNS also repurchased 694,716 ADSs at an average price of $73.61 per ADS, which impacted Q4 cash by $50.9 million dollars. Fourth quarter days sales outstanding were 30 days, as compared to 31 days reported in Q4 of last year and 34 days in the previous quarter.

“In the fiscal fourth quarter, WNS delivered solid financial results, posting healthy revenue, margin and free cash flow. While our full year results were adversely impacted by the global pandemic, we are pleased with our overall execution in a very difficult environment and our business momentum exiting the fiscal year,” said Keshav Murugesh, WNS’s Chief Executive Officer. “During fiscal 2021, WNS was able to quickly adapt our delivery to a “work from home” model and maintain support for our clients’ core, mission-critical processes. In addition, the company continued to add new clients and expand existing relationships at a healthy pace, helping drive revenue growth and margin expansion as the year progressed. We believe this clearly demonstrates WNS’ differentiated positioning in the market, the strategic importance of our solutions, and the resiliency of the BPM model. We are also extremely proud of the fact that we were able to achieve these results while protecting the safety and welfare of our more than 40,000 global employees, and continuing the strategic investment programs necessary to drive long-term sustainable value for all of our key stakeholders.”

COVID-19

The COVID-19 pandemic is having a significant impact on the global economy, our clients’ businesses, and on WNS’s operations, financials, and visibility. Revenue has been pressured by lower client volumes, delays in new business ramps, client concessions, and facility lockdowns which impact service delivery. WNS is actively working to manage our clients’ changing requirements, adapt our service delivery models, ensure data security, and manage costs. In the fiscal fourth quarter, the company delivered over 99% of our clients’ requirements. Going forward, impacts to our financial performance will be a function of how long the COVID-19 pandemic lasts on a global basis, and how long it takes our clients’ businesses to stabilize and recover.

Fiscal 2022 Guidance

WNS is providing guidance for the fiscal year ending March 31, 2022 as follows:

•

Revenue less repair payments* is expected to be between $945 million and $997 million, up from $868.7 million in fiscal 2021. Fiscal 2022 guidance assumes an average GBP to USD exchange rate of 1.38 versus 1.31 in fiscal 2021.

•

ANI* is expected to range between $152 million and $164 million versus $141.7 million in fiscal 2021. Fiscal 2022 guidance assumes an average USD to INR exchange rate of 74.00 versus 74.25 in fiscal 2021.

•	Based on a diluted share count of 51.1 million shares, the company expects fiscal 2022 adjusted diluted earnings* per ADS to be in the range of $2.98 to $3.21 versus $2.72 in fiscal 2021.

“The company has provided our initial forecast for fiscal 2022 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’s Chief Financial Officer. “Our guidance for the full year reflects growth in revenue less repair payments* of 9% to 15%, or 7% to 13% on a constant currency* basis. We currently have 90% visibility to the midpoint of the range, consistent with April guidance in previous years. For the year, we expect capital expenditures of up to $35 million.”

Conference Call

WNS will host a conference call on April 22, 2021 at 8:00 am (Eastern) to discuss the company’s quarterly results. To access the call in “listen-only” mode, please join live via the company’s investor relations website at ir.wns.com. For call participants, please use the following details: US dial-in +1-888-656-9018; international dial-in +1-503-343-6030; participant passcode 7880707. A replay will be available for one week following the call at +1-855-859-2056; international dial-in +1-404-537-3406; passcode 7880707, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally led transformational solutions with over 375 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer interaction services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of March 31, 2021, WNS had 43,997 professionals across 58 delivery centers worldwide including facilities in Australia, China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, express or implied forward-looking statements relating to our expectations regarding the impact of the COVID-19 pandemic on our business, our cost structure, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2021 second quarter commentary, future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions, including the impact of the COVID-19 pandemic on our business operations and future growth; political or economic instability in the jurisdictions where we have operations; our dependence on a limited number of clients in a limited number of industries; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; telecommunications or technology disruptions; our ability to attract and retain clients; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; negative public reaction in the US or the UK to offshore outsourcing; our ability to collect our receivables from, or bill our unbilled services to our clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey EVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended			Year ended
	Mar 31, 2021	Mar 31, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2020
Revenue	$243.9	$248.3	$238.4	$912.6	$928.3
Cost of revenue	158.5	158.4	150.3	587.2	583.9

Gross profit	85.4	90.0	88.0	325.4	344.3
Operating expenses:
Selling and marketing expenses	12.9	15.2	12.2	49.6	52.8
General and administrative expenses	34.5	32.4	31.3	126.3	128.6
Foreign exchange loss / (gain), net	0.0	(1.3)	(0.1)	0.8	(3.4)
Impairment of Goodwill	—	4.1	—	—	4.1
Amortization of intangible assets	3.3	3.8	3.3	13.7	15.7

Operating profit	34.6	35.8	41.2	135.1	146.6

Other income, net	(3.6)	(4.0)	(2.6)	(12.5)	(14.4)
Finance expense	3.7	4.0	3.7	14.8	17.0

Profit before income taxes	34.5	35.7	40.2	132.7	144.0
Income tax expense	7.0	6.2	9.2	30.1	27.2

Profit after tax	$27.5	$29.5	$31.0	$102.6	$116.8

Earnings per share of ordinary share
Basic	$0.56	$0.59	$0.62	$2.06	$2.35
Diluted	$0.53	$0.57	$0.60	$1.97	$2.24

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Mar 31, 2021	As at Mar 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$105.6	$96.9
Investments	203.7	125.6
Trade receivables, net	83.1	89.8
Unbilled revenue	66.4	58.0
Funds held for clients	12.1	15.8
Derivative assets	8.0	13.2
Contract assets	7.8	7.5
Prepayments and other current assets	23.2	22.0

Total current assets	509.9	428.8

Non-current assets:
Goodwill	124.0	121.3
Intangible assets	65.1	70.1
Property and equipment	52.3	57.0
Right-of-use assets	166.8	159.1
Derivative assets	1.7	2.1
Investments	85.9	80.1
Trade receivables, net	0.3	—
Contract assets	27.1	28.9
Deferred tax assets	33.0	28.9
Other non-current assets	40.0	36.0

Total non-current assets	596.2	583.5

TOTAL ASSETS	$1,106.1	$1,012.3

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$28.0	$29.3
Provisions and accrued expenses	23.9	29.0
Derivative liabilities	4.5	9.6
Pension and other employee obligations	82.6	76.9
Current portion of long-term debt	16.7	16.7
Contract liabilities	12.7	10.3
Current taxes payable	1.5	3.3

Lease liabilities	26.0	23.4
Other liabilities	11.5	7.4

Total current liabilities	207.5	205.8

Non-current liabilities:
Derivative liabilities	2.0	3.9
Pension and other employee obligations	19.6	13.0
Long-term debt	—	16.7
Contract liabilities	16.6	20.1
Other non-current liabilities	0.2	0.2
Lease liabilities	165.9	155.5
Deferred tax liabilities	10.2	10.1

Total non-current liabilities	214.6	219.4

TOTAL LIABILITIES	$422.1	$425.2

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 50,502,203 shares and 49,733,640 shares each as at March 31, 2021 and March 31, 2020, respectively)	8.0	7.9
Share premium	227.7	187.3
Retained earnings	689.0	586.3
Other components of equity	(162.0)	(194.4)

Total shareholders’ equity including shares held in treasury	$762.7	$587.1

Less: 1,100,000 shares as at March 31, 2021 and Nil shares as at March 31, 2020, held in treasury, at cost	(78.6)	—

Total shareholders’ equity	$684.1	$587.1

TOTAL LIABILITIES AND EQUITY	$1,106.1	$1,012.3

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 1, 2020.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 1, 2020.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and Euro.

WNS also presents or discusses (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit / (loss) excluding goodwill impairment, share-based expense and amortization of intangible assets) as a percentage of revenue less repair payments, (2) ANI, which is calculated as profit excluding goodwill impairment, share-based expense and amortization of intangible assets and including the tax effect thereon, (3) Adjusted net income margin, which refers to ANI as a percentage of revenue less repair payments, (4) net cash, which refers to cash and cash equivalents plus investments less long-term debt (including the current portion) and other non-GAAP financial measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that are non-recurring in nature and those it believes are not indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per ADS without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles associated with future acquisitions, goodwill impairment and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per ADS) to our forward-looking non-GAAP financial measures (revenue less repair payments*, ANI* and Adjusted diluted earnings* per ADS, respectively) would imply a degree of likelihood that we do not believe is reasonable.

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Year ended
	Mar 31, 2021	Mar 31, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2020
	(Amounts in millions)			(Amounts in millions)
Revenue (GAAP)	$243.9	$248.3	$238.4	$912.6	$928.3
Less: Payments to repair centers	15.5	12.6	13.8	43.9	32.0
Revenue less repair payments (non-GAAP)	$228.3	$235.8	$224.5	$868.7	$896.2
Exchange rate impact	(0.3)	6.7	2.8	(4.2)	(1.9)
Constant currency revenue less repair payments (non-GAAP)	$228.0	$242.5	$227.3	$864.5	$894.3

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2021	Mar 31, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2020
	(Amounts in millions)			(Amounts in millions)
Cost of revenue (GAAP)	$158.5	$158.4	$150.3	$587.2	$583.9
Less: Payments to repair centers	15.5	12.6	13.8	43.9	32.0
Less: Share-based compensation expense	1.2	0.8	1.5	4.9	4.6
Adjusted cost of revenue (excluding payments to repair centers and share-based compensation expense) (non-GAAP)	$141.8	$145.0	$135.0	$538.4	$547.3

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2021	Mar 31, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2020
	(Amounts in millions)			(Amounts in millions)
Gross profit (GAAP)	$85.4	$90.0	$88.0	$325.4	$344.3
Add: Share-based compensation expense	1.2	0.8	1.5	4.9	4.6
Adjusted gross profit (excluding share-based compensation expense) (non-GAAP)	$86.5	$90.8	$89.5	$330.3	$348.9

	Three months ended			Year ended
	Mar 31, 2021	Mar 31, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2020
Gross profit as a percentage of revenue (GAAP)	35.0%	36.2%	36.9%	35.7%	37.1%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	37.9%	38.5%	39.9%	38.0%	38.9%

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2021	Mar 31, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2020
	(Amounts in millions)			(Amounts in millions)
Selling and marketing expenses (GAAP)	$12.9	$15.2	$12.2	$49.6	$52.8
Less: Share-based compensation expense	0.9	1.1	0.8	4.3	4.8
Adjusted selling and marketing expenses (excluding share-based compensation expense) (non-GAAP)	$12.0	$14.1	$11.4	$45.3	$48.0

	Three months ended			Year ended
	Mar 31, 2021	Mar 31, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2020
Selling and marketing expenses as a percentage of revenue (GAAP)	5.3%	6.1%	5.1%	5.4%	5.7%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	5.2%	6.0%	5.1%	5.2%	5.4%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2021	Mar 31, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2020
	(Amounts in millions)			(Amounts in millions)
General and administrative expenses (GAAP)	$34.5	$32.4	$31.3	$126.3	$128.6
Less: Share-based compensation expense	7.5	6.3	7.1	29.0	28.1
Adjusted general and administrative expenses (excluding share-based compensation expense) (non-GAAP)	$26.9	$26.1	$24.2	$97.3	$100.4

	Three months ended			Year ended
	Mar 31, 2021	Mar 31, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2020
General and administrative expenses as a percentage of revenue (GAAP)	14.1%	13.1%	13.1%	13.8%	13.9%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	11.8%	11.1%	10.8%	11.2%	11.2%

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2021	Mar 31, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2020
	(Amounts in millions)			(Amounts in millions)
Operating profit (GAAP)	$34.6	$35.8	$41.2	$135.1	$146.6
Add: Impairment of goodwill	—	4.1	—	—	4.1
Add: Share-based compensation expense	9.6	8.2	9.4	38.2	37.5
Add: Amortization of intangible assets	3.3	3.8	3.3	13.7	15.7
Adjusted operating profit (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets) (non-GAAP)	$47.6	$51.9	$53.9	$187.0	$203.8

	Three months ended			Year ended
	Mar 31, 2021	Mar 31, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2020
Operating profit as a percentage of revenue (GAAP)	14.2%	14.4%	17.3%	14.8%	15.8%
Adjusted operating profit (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets) as a percentage of revenue less repair payments (non-GAAP)	20.8%	22.0%	24.0%	21.5%	22.7%

Reconciliation of profit (GAAP) to ANI (non-GAAP)

	Three months ended			Year ended
	Mar 31, 2021	Mar 31, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2020
	(Amounts in millions)			(Amounts in millions)
Profit (GAAP)	$27.5	$29.5	$31.0	$102.6	$116.8
Add: Impairment of goodwill	—	4.1	—	—	4.1
Add: Share-based compensation expense	9.6	8.2	9.4	38.2	37.5
Add: Amortization of intangible assets	3.3	3.8	3.3	13.7	15.7
Less: Tax impact on share-based compensation expense(1)	(2.7)	(2.2)	(1.9)	(9.2)	(8.6)
Less: Tax impact on amortization of intangible assets(1)	(1.0)	(1.1)	(0.9)	(3.7)	(4.0)
Adjusted Net Income (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets, including tax effect** thereon) (non-GAAP)	$36.7	$42.4	$41.0	$141.7	$161.4

(1)

The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets and share-based compensation expense). The company’s non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at non-GAAP profit.

**	Goodwill being non-tax deductible, there is no impact on tax thereon

	Three months ended			Year ended
	Mar 31, 2021	Mar 31, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2020
Profit as a percentage of revenue (GAAP)	11.3%	11.9%	13.0%	11.2%	12.6%
Adjusted net income (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets including tax effect** thereon) as a percentage of revenue less repair payments (non-GAAP)	16.1%	18.0%	18.3%	16.3%	18.0%

**	Goodwill being non-tax deductible, there is no impact on tax thereon

Reconciliation of basic earnings per ADS (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2021	Mar 31, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2020
Basic earnings per ADS (GAAP)	$0.56	$0.59	$0.62	$2.06	$2.35
Add: Adjustments for impairment of goodwill, share-based compensation expense and amortization of intangible assets	0.26	0.32	0.25	1.04	1.15
Less: Tax impact on share-based compensation expense and amortization of intangible assets **	(0.08)	(0.06)	(0.05)	(0.25)	(0.25)
Adjusted basic earnings per ADS (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets, including tax effect** thereon) (non-GAAP)	$0.74	$0.85	$0.82	$2.85	$3.25

**	Goodwill being non-tax deductible, there is no impact on tax thereon

Reconciliation of diluted earnings per ADS (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2021	Mar 31, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2020
Diluted earnings per ADS (GAAP)	$0.53	$0.57	$0.60	$1.97	$2.24
Add: Adjustments for impairment of goodwill, share-based compensation expense and amortization of intangible assets	0.25	0.31	0.24	1.00	1.10
Less: Tax impact on share-based compensation expense and amortization of intangible assets **	(0.07)	(0.06)	(0.05)	(0.25)	(0.24)
Adjusted diluted earnings per ADS (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets, including tax effect** thereon) (non-GAAP)	$0.71	$0.82	$0.79	$2.72	$3.10

**	Goodwill being non-tax deductible, there is no impact on tax thereon